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                            September 18, 2023

       Alex Xu
       Chief Financial Officer
       Qifu Technology, Inc.
       7/F Lujiazui Finance Plaza
       No. 1217 Dongfang Road
       Pudong New Area , Shanghai 200122
       People   s Republic of China

                                                        Re: Qifu Technology,
Inc.
                                                            Form 20-F for the
Year Ended 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38752

       Dear Alex Xu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended 2022

       Introduction, page 1

   1. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong
and Macau from this definition. The definition may clarify that the only time that
"China" or the "PRC" does not include Hong Kong or Macau is when you are referencing
specific laws and regulations adopted by the PRC. If it does, please revise your disclosure
to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any
risks and consequences to the company associated with those
                                                        regulations. Please
also disclose in the definition section that the same legal and operational risks
associated with operations in China may also apply to operations in
                                                        Hong Kong. Please
confirm your understanding and include your proposed disclosure in your response letter.
 Alex Xu
FirstName LastNameAlex   Xu
Qifu Technology, Inc.
Comapany 18,
September NameQifu
              2023 Technology, Inc.
September
Page 2    18, 2023 Page 2
FirstName LastName
Risk Factors
Our business is subject to complex and evolving PRC laws regarding data privacy and cybersecurity, page 25

2. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide us your proposed disclosure in your response letter.
The PRC government's significant oversight and discretion over our business, page 53

3.       Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, in future filings please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal
         securities rules, the term    control    (including the terms
controlling,       controlled by,    and
            under common control with   ) means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please include your proposed disclosure in your response letter.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 178

4.       We note your statement that you reviewed the Company   s register of
members and public
         filings with shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
         for    Qifu Technology, Inc. or the VIEs.    We also note that your
disclosures on Exhibit
         8.1 that indicate that you have consolidated foreign operating entities that are not included
 Alex Xu
Qifu Technology, Inc.
September 18, 2023
Page 3
         in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the information required by (b)(3)
              and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
7. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge   . Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson at 202-551-3364 or Lory Empie at 202-551-3714 if
you have questions regarding comments on the financial statements and related matters. Contact
Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact John Stickel at 202-551-3324 or Susan Block at
202-551-3210 with any other questions.



FirstName LastNameAlex Xu                                     Sincerely,
Comapany NameQifu Technology, Inc.
                                                              Division of
Corporation Finance
September 18, 2023 Page 3                                     Office of Finance
FirstName LastName